UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2022 and FY 2022 Results

Financial Results and Business Overview

December 31, 2022
ICL Group Ltd

ICL Reports Record Full Year and Fourth Quarter 2022 Results

Company concludes record year, as sales topped more than $10 billion, with benefit from strong performance of specialties businesses and significant market upside

Tel Aviv, Israel, February 15, 2023 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its fourth quarter and full year financial results for the year ended December 31, 2022. Consolidated annual sales were $10,015 million, an increase of 44% year-over-year versus $6,955 million recorded in 2021. Annual operating income of $3,516 million was up 191%, while adjusted operating income of $3,509 million was up 194%. Net income of $2,159 million in 2022 was 176%, while adjusted net income of $2,350 million was up 185%. Annual adjusted EBITDA of $4,007 million was up 138% over $1,687 million, and adjusted EBITDA margin of 40% was up significantly versus 24%. Diluted earnings per share for 2022 of $1.67 were up 178% versus $0.60 while adjusted diluted earnings per share of $1.82 were up 185% versus $0.64.

For the fourth quarter ended December 31, 2022, consolidated sales of $2,091 million were up 3% year-over-year versus $2,038 million. Operating income of $540 million was up 17% versus $461 million, while adjusted operating income of $562 million was up 23% versus $458 million. Net income of $331 million was up 17%, while adjusted net income of $358 million was up 6%. Adjusted EBITDA of $698 million was up 19% versus $587 million. Adjusted EBITDA margin of 33% was up versus 29%. Diluted earnings per share of $0.25 were up 19% versus $0.21, while adjusted diluted earnings per share of $0.28 were up 5% versus $0.26.

"ICL delivered record sales of more than $10 billion and EBITDA of more than $4 billion for 2022, and this amount exceeded our guidance, which we raised each quarter. As expected, we saw a return to more traditional seasonality, in the fourth quarter. Throughout the year, we navigated global uncertainty, supply chain challenges and cost inflation, while simultaneously focusing on operating efficiency and productivity, introducing new innovative products, and delivering value to all of our stakeholders,” said Raviv Zoller, president and CEO of ICL. “In 2023, we will remain focused on executing against our five-year plan, leveraging new opportunities in our specialties businesses with consistent cost discipline, and resolve to deliver innovative and sustainable solutions to our customers around the world.”

ICL full year 2023, adjusted EBITDA is expected to be within a range of $2.2 billion to $2.4 billion, with approximately $1.1 billion of this amount estimated to come from the Company’s specialties focused businesses. (1a)

ICL Group Limited Q4 2022 Results 1

Financial Figures and non-GAAP Financial Measures

10-12/2022		10-12/2021		1-12/2022		1-12/2021
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	2,091	-	2,038	-	10,015	-	6,955	-
Gross profit	933	45	857	42	5,032	50	2,611	38
Operating income	540	26	461	23	3,516	35	1,210	17
Adjusted operating income (1)	562	27	458	22	3,509	35	1,194	17
Net income attributable to the shareholders of the Company	331	16	283	14	2,159	22	783	11
Adjusted net income - shareholders of the Company (1)	358	17	339	17	2,350	23	824	12
Diluted earnings per share (in dollars)	0.25	-	0.21	-	1.67	-	0.60	-
Diluted adjusted earnings per share (in dollars) (2)	0.28	-	0.26	-	1.82	-	0.64	-
Adjusted EBITDA (2)	698	33	587	29	4,007	40	1,687	24
Cash flows from operating activities	467	-	344	-	2,025	-	1,065	-
Purchases of property, plant and equipment and intangible assets (3)	212	-	185	-	747	-	611	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See “Consolidated Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

Industrial Products		Potash		Phosphate Solutions		Growing Solutions
Three-months ended 31 December
2022	2021	2022	2021	2022	2021	2022	2021

Segment operating income	95	111	340	244	116	87	32	42
Depreciation and amortization	15	18	45	40	49	46	24	21
Segment EBITDA	110	129	385	284	165	133	56	63

ICL Group Limited Q4 2022 Results 2

Industrial Products Segment information as of December 31, 2022 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based, products and functional fluids.

Results of operations

10-12/2022	10-12/2021	1-12/2022	1-12/2021
$ millions	$ millions	$ millions	$ millions

Segment Sales	349	422	1,766	1,617
Sales to external customers	343	418	1,737	1,601
Sales to internal customers	6	4	29	16
Segment Operating Income	95	111	628	435
Depreciation and amortization	15	18	61	65
Segment EBITDA	110	129	689	500
Capital expenditures	27	25	90	74

Significant highlights

•	Record annual sales and operating income of $1,766 million and $628 million were up 9% and 44% year-over-year, respectively.

•
Bromine-based flame retardants: For 2022, sales increased year-over-year, with higher prices offsetting lower quantities. Electronics end-market demand softened as the year progressed, reflecting weaker consumer spending - a trend that is expected to continue into the beginning of 2023.

•	Elemental bromine: Annual sales declined year-over-year as higher prices did not fully offset lower volumes.

•
Phosphorus-based flame retardants: Construction activity was impacted, as both inflation and higher interest rates – mainly in the US and Europe – drove annual sales lower year-over-year on lower volumes, even as prices increased.

•	Clear brine fluids: For 2022, sales increased year-over-year on higher prices.

•	Specialty minerals: Annual sales were higher than last year with higher selling prices offsetting lower volumes.

•	Overall raw material inputs remained elevated throughout most of 2022.

ICL Group Limited Q4 2022 Results 3

Industrial Products Segment information as of December 31, 2022 (Unaudited)

Results analysis for the period October – December 2022

Sales	Expenses	Operating income
$ millions

Q4 2021 figures	422	(311)	111
Quantity	(128)	63	(65)
Price	64	-	64
Exchange rates	(9)	10	1
Raw materials	-	(18)	(18)
Energy	-	(5)	(5)
Transportation	-	(3)	(3)
Operating and other expenses	-	10	10
Q4 2022 figures	349	(254)	95

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, elemental bromine, and specialty minerals, partially offset by an increase in sales volumes of clear brine fluids.

-	Price – The positive impact on operating income was mainly due to higher selling prices of bromine-based flame retardants and bromine-based industrial solutions, as well as specialty minerals.

-
Exchange rates – The positive impact on operational costs due to the depreciation of the average exchange rate of the Israeli shekel and the euro against the US dollar, was almost entirely offset by the negative impact on sales due to the depreciation of the average exchange rate of the euro against the US dollar.

-	Raw materials – The negative impact on operating income resulted from higher costs of raw materials.

-	Energy - The negative impact on operating income was due to higher electricity and gas prices.

-	Operating and other expenses – The positive impact on operating income was primarily due to lower operational costs.

ICL Group Limited Q4 2022 Results 4

Potash Segment information as of December 31, 2022 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, salts, magnesium, and electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea at Sodom Israel and conventional mining from an underground mine in Spain. The segment also includes the production and sale of pure magnesium and magnesium alloys, as well as the production and sale of chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom which supplies electricity to ICL companies in Israel (surplus electricity is sold to external customers) and steam to all facilities at the Sodom site.

Results of operations

10-12/2022	10-12/2021	1-12/2022	1-12/2021
$ millions	$ millions	$ millions	$ millions

Segment Sales	713	647	3,313	1,776
Potash sales to external customers	568	541	2,710	1,401
Potash sales to internal customers	36	18	184	94
Other and eliminations (1)	109	88	419	281
Gross Profit	456	372	2,292	870
Segment Operating Income	340	244	1,822	399
Depreciation and amortization	45	40	166	148
Segment EBITDA	385	284	1,988	547
Capital expenditures	92	85	346	270
Potash price - CIF ($ per tonne)	594	520	682	356

(1)	Includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at ICL Dead Sea.

Significant highlights

           ICL Dead Sea:

•
ICL Dead Sea reached an all-time annual potash production record of 4,011K tonnes in 2022, following continued process improvements. In addition, the site achieved sales and operating income records, which were supported by market conditions.

            ICL Iberia:

•
Performance improvement projects implemented by ICL Iberia throughout 2022 are expected to result in increased production and to address operational and geological challenges, which negatively impacted production in recent years.

Metal Magnesium:

•	Metal magnesium achieved annual sales and operating income records, which were supported by annual contracts securing high prices in a volatile pricing environment.

ICL Group Limited Q4 2022 Results 5

Potash Segment information as of December 31, 2022 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	10-12.2022	10-12.2021	VS Q4 2021	07-09/2022	VS Q3 2022

Granular potash – Brazil	CFR spot ($ per tonne)	570	787	(27.6)%	844	(32.5)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	813	543	49.7%	875	(7.1)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	675	578	16.8%	873	(22.7)%
Potash imports
To Brazil	million tonnes	1.5	3.4	(55.9)%	2.9	(48.3)%
To China	million tonnes	1.8	1.6	12.5%	2.1	(14.3)%
To India	million tonnes	0.5	0.5	0.0%	0.6	(9.1)%

Sources: CRU (Fertilizer Week Historical Price: January 2023), FAI, Brazilian and Chinese customs data.

Potash – Production, and Sales

Thousands of tonnes	10-12/2022	10-12/2021	1-12/2022	1-12/2021

Production	1,224	1,188	4,691	4,514
Total sales (including internal sales)	1,068	1,147	4,499	4,434
Closing inventory	547	355	547	355

Full year 2022

-
Production – In 2022, potash production was 177 thousand tonnes higher than the prior year due to ongoing operational improvements at both ICL Dead Sea and ICL Iberia, which include, among others, the connection of the ramp to the Cabanasses mine at ICL Iberia.

-
Sales – The quantity of potash sold in 2022 was 65 thousand tonnes higher than the prior year mainly due to higher sales to India, Brazil and Asia, partially offset by lower sales to Europe, and the US.

Fourth quarter 2022

-	Production – Production was 36 thousand tonnes higher year-over-year due to operational improvements implemented at ICL Dead Sea and ICL Iberia.

-	Sales – The quantity of potash sold was 79 thousand tonnes lower year-over-year, mainly due to lower sales volumes to Brazil and Asia, partially offset by higher sales to India, Europe and the US.

ICL Group Limited Q4 2022 Results 6

Potash Segment information as of December 31, 2022 (Unaudited)

Results analysis for the period October – December 2022

Sales	Expenses	Operating income
$ millions

Q4 2021 figures	647	(403)	244
Quantity	(72)	22	(50)
Price	150	-	150
Exchange rates	(12)	3	(9)
Raw materials	-	(1)	(1)
Energy	-	4	4
Transportation	-	10	10
Operating and other expenses	-	(8)	(8)
Q4 2022 figures	713	(373)	340

-	Quantity – The negative impact on operating income was primarily related to decreased potash sales volumes from ICL Dead Sea, partially offset by higher sales volumes from ICL Iberia.

-	Price – The positive impact on operating income resulted primarily from an increase of $74 in the price of potash (CIF) per tonne year-over-year.

-
Exchange rates – The unfavorable impact on operating income was due to depreciation of the average exchange rate of the euro against the US dollar, which led to a negative impact on sales that was partially offset by a positive impact on operational costs resulting from depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Transportation – The positive impact on operating income was due to decreased marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

ICL Group Limited Q4 2022 Results 7

Phosphate Solutions Segment information as of December 31, 2022 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce downstream phosphate-based specialty products, as well as to produce and sell phosphate-based fertilizers.

Sales of phosphate specialties of $403 million and operating income of $66 million in the fourth quarter of 2022 were approximately 8% and 47% higher, respectively, compared to the fourth quarter of 2021. The increase in operating income was driven mainly by higher prices which offset increased raw material costs, as well as higher energy and other production costs. Despite ongoing supply chain challenges, the segment’s global production footprint enabled it to provide reliable supply to its customers worldwide.

Sales of phosphate commodities amounted to $224 million, approximately 14% higher than in the fourth quarter of 2021, due to an increase in quantities sold and higher market prices. Operating income of $50 million, a year-over-year increase of $8 million, was primarily due to higher prices, partially offset by higher costs of raw materials, mainly sulphur.

Results of operations

10-12/2022	10-12/2021	1-12/2022	1-12/2021
$ millions	$ millions	$ millions	$ millions

Segment Sales	627	571	3,106	2,254
Sales to external customers	574	527	2,851	2,087
Sales to internal customers	53	44	255	167
Segment Operating Income	116	87	777	294
Depreciation and amortization*	49	46	189	207
Segment EBITDA	165	133	966	501
Phosphate specialties EBITDA	79	60	436	209
Phosphate commodities EBITDA	86	73	530	292
Capital expenditures	78	62	259	228

* For Q4 2022, comprised of $13 million in phosphate specialties and $36 million in phosphate commodities. For Q4 2021, $15 million in phosphate specialties and $31 million in phosphate commodities.

ICL Group Limited Q4 2022 Results 8

Phosphate Solutions Segment information as of December 31, 2022 (Unaudited)

Significant highlights

•	In 2022, the specialty phosphates business benefited from higher prices in all regions, while persistent supply-chain challenges negatively impacted raw material and production costs.

•
Despite these challenges, and even as major raw material suppliers continued to experience unplanned production downtime, the Company provided reliable supply to customers via its global production and logistics network.

•
Phosphate salts: Annual sales increased year-over-year, with both higher prices and volumes. End market demand for food solutions was solid in North and South America but weaker in Europe. For industrial end-markets, demand for commercial applications remained stable, while demand for products related to residential applications subsided, as inflation and interest rates increased.

•
White phosphoric acid (WPA): Sales for 2022 increased year-over-year, with higher selling prices – especially in Europe and in North and South America – offsetting lower volumes, through the fourth quarter.

•	Energy storage solutions (ESS)

-
In October, the Company announced plans to build a $400 million lithium iron phosphate (LFP) cathode active material manufacturing (CAM) plant in St. Louis, which is expected to be the first large-scale LFP material manufacturing facility in the U.S. The plant is expected to be operational by 2024 and will produce high-quality LFP material for the global lithium battery industry, using a primarily domestic supply chain.

-	The Company's YPH joint venture in China continued to experience growing demand for the specialty raw materials used for energy storage solutions.

•
Phosphate fertilizers: Annual sales increased on both higher prices and volumes. While prices declined during the fourth quarter, they began to moderate by the end of the year, due to increasing demand – mainly in Latin America and also supported by better affordability and limited supply available from China.

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	10-12.2022	10-12.2021	VS Q4 2021	07-09/2022	VS Q3 2022

DAP	CFR India Bulk Spot	734	809	(9)%	863	(15)%
TSP	CFR Brazil Bulk Spot	543	677	(20)%	797	(32)%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	270	395	(32)%	423	(36)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	138	226	(39)%	193	(28)%

Source: CRU (Fertilizer Week Historical Prices, January 2023).

ICL Group Limited Q4 2022 Results 9

Phosphate Solutions Segment information as of December 31, 2022 (Unaudited)

Results analysis for the period October - December 2022

Sales	Expenses	Operating income
$ millions

Q4 2021 figures	571	(484)	87
Quantity	(20)	(1)	(21)
Price	116	-	116
Exchange rates	(40)	39	(1)
Raw materials	-	(39)	(39)
Energy	-	(8)	(8)
Transportation	-	1	1
Operating and other expenses	-	(19)	(19)
Q4 2022 figures	627	(511)	116

-
Quantity – The negative impact on operating income was primarily related to lower sales volumes of white phosphoric acid (WPA), mainly in Europe and South America, as well as lower sales volumes of salts and phosphate-based food additives. This was partially offset by an increase in sales volumes of fertilizers in China.

-
Price – The positive impact on operating income was primarily due to higher selling prices of phosphate-based food additives, WPA and salts, in most regions, mainly in Europe. This was partially offset by a decrease in selling prices of fertilizers in America.

-
Exchange rates – The negative impact on sales was due to the depreciation of the average exchange rate of the Chinese yuan and the euro against the US dollar, which was almost entirely offset by the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was due to higher costs, mainly sulphur, caustic soda and potassium hydroxide (KOH).

-	Energy – The negative impact on operating income was due to higher electricity and gas prices, mainly in Europe and North America.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

ICL Group Limited Q4 2022 Results 10

Growing Solutions Segment information as of December 31, 2022 (Unaudited)

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India, and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate, polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment works continuously to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consist of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), its FertilizerpluS range, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

In line with the Company's continued focus on targeting long-term growth through its diversified specialty solutions, in 2022 it changed its managerial structure so that the activities of ICL Boulby and other European business components were transferred from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. Accordingly, the Company restated comparative figures to reflect the structural change of the reporting segments.

Results of operations

10-12/2022	10-12/2021	1-12/2022	1-12/2021
$ millions	$ millions	$ millions	$ millions

Segment Sales	527	492	2,422	1,670
Sales to external customers	513	481	2,376	1,644
Sales to internal customers	14	11	46	26
Segment Operating Income	32	42	378	135
Depreciation and amortization	24	21	70	62
Segment EBITDA	56	63	448	197
Capital expenditures	38	38	101	74

ICL Group Limited Q4 2022 Results 11

Growing Solutions Segment information as of December 31, 2022 (Unaudited)

Significant highlights

•	Specialty fertilizers: Annual sales increased year-over-year, as higher prices for straights, liquid NPKs, water-soluble NPKs and controlled-release fertilizers offset lower volumes.

•
Turf and Ornamental (T&O): Annual sales increased year-over-year with both higher prices and higher volumes, as the turf market remained stable. In the fourth quarter, the ornamental end-market was impacted by inflation – for both growers and consumers - and this uncertainty component is expected to continue into the beginning of 2023.

•
Brazil: Sales for 2022 reflect strong demand in the first half of the year due to supply concerns related to the Ukraine-Russia conflict, which abated in the second half, resulting in lower prices for the fourth quarter.

•	Polysulphate-based products: Annual sales of FertilizerpluS products increased year-over-year due to higher selling prices.

•	ICL Boulby: Annual production of polysulphate increased by 21% to 953 thousand tonnes.

Results analysis for the period October – December 2022

Sales	Expenses	Operating income
$ millions

Q4 2021 figures	492	(450)	42
Quantity	(74)	60	(14)
Price	126	-	126
Exchange rates	(17)	15	(2)
Raw materials	-	(108)	(108)
Energy	-	(1)	(1)
Transportation	-	(14)	(14)
Operating and other expenses	-	3	3
Q4 2022 figures	527	(495)	32

-	Quantity – The negative impact on operating income was due to lower sales volumes of specialty agriculture and FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices across most business lines, primarily specialty agriculture and FertilizerpluS products.

-
Exchange rates – The negative impact on sales was due to depreciation of the average exchange rate of the euro against the US dollar, which was almost entirely offset by the positive impact on operational costs due to depreciation of the average exchange rate of the euro and the British pound against the US dollar.

-	Raw materials – The negative impact on operating income was primarily due to higher costs of commodity fertilizers, potassium hydroxide (KOH) and urea.

-	Transportation – The negative impact on operating income resulted from increased marine and inland transportation costs.

ICL Group Limited Q4 2022 Results 12

Financing expenses, net

Net financing expenses in the fourth quarter of 2022 amounted to $41 million, compared to $38 million in the corresponding quarter last year, an increase of $3 million.

Tax expenses

In 2022, the Company’s reported tax expenses were $1,185 million, which include prior years’ expenses following a settlement agreement with the Israeli Tax Authority regarding the surplus profit levy, compared to $260 million in 2021. The Company’s adjusted tax expenses for 2022 amounted to $987 million, excluding the said prior years expenses, compared to $203 million in 2021, reflecting an effective tax rate of 29% and 19%, respectively.

The Company’s higher effective tax rate for 2022 was mainly due to the surplus profit levy. The Company’s relatively low effective tax rate for the prior year resulted primarily from higher profit deriving from tax jurisdictions with lower effective tax rates.

Liquidity and Capital Resources

As of December 31, 2022, the Company’s cash, cash equivalents, short-term investments and deposits amounted to $508 million compared to $564 million as of December 31, 2021. In addition, the Company maintained $748 million of unused credit facilities as of December 31, 2022.

Outstanding net debt

As of December 31, 2022, ICL’s net financial liabilities amounted to $2,316 million, a decrease of $133 million compared to December 31, 2021.

Dividend Distribution

In connection with ICL’s fourth quarter 2022 results, the Board of Directors declared a dividend of 13.83 cents per share, or approximately $178 million. The dividend will be paid on March 15, 2023. The record date is March 1, 2023.

ICL Group Limited Q4 2022 Results 13

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company’s growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,500 people worldwide, and its 2022 revenue totaled approximately $10 billion. For more information, visit the Company’s website at www.icl-group.com1.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and adjust items presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net“. While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s overall performance, its operations and its ability to satisfy cash needs, before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies, and management performance. We believe that these non IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products, and Growing Solutions segments, and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q4 2022 Results 14

Adjustments to Reported Operating and Net income (non-GAAP)

10-12/2022	10-12/2021	1-12/2022	1-12/2021
$ millions	$ millions	$ millions	$ millions

Operating income	540	461	3,516	1,210
Divestment related items and transaction costs from acquisitions (1)	-	(16)	(29)	(22)
Legal proceedings, dispute and other settlement expenses (2)	22	13	22	5
Impairment and disposal of assets, provision for closure and restoration costs (3)	-	-	-	1
Total adjustments to operating income	22	(3)	(7)	(16)
Adjusted operating income	562	458	3,509	1,194
Net income attributable to the shareholders of the Company	331	283	2,159	783
Total adjustments to operating income	22	(3)	(7)	(16)
Total tax adjustments (4)	5	59	198	57
Total adjusted net income - shareholders of the Company	358	339	2,350	824

(1)
For 2022, reflects a capital gain related to the sale of an asset in Israel and the Company’s divestment of a 50%-owned joint venture, Novetide. For 2021, reflects a capital gain related to the sale of an asset in Israel and the divestment of the Industrial Products segment's Zhapu site in China, partially offset by an earnout adjustment relating to a divestment in previous years, as well as transaction costs related to acquisitions in Brazil.

(2)
For 2022, reflects mainly the costs of a mediation settlement regarding the claims related to the Ashalim Stream incident. For 2021, reflects settlement costs related to the termination of a partnership between ICL Iberia and Nobian, as well as reimbursement of arbitration costs related to a potash project in Ethiopia, which was partially offset by a reversal of a VAT provision following a court ruling in Brazil.

(3)
For 2021, reflects the write-off of a pilot investment in Spain that did not materialize and an increase in restoration costs, offset by a reversal of impairment due to the strengthening of phosphate prices.

(4)
For 2022, reflects tax expenses in respect of prior years following a settlement with Israel’s Tax Authority regarding Israel's surplus profit levy, which outlines understandings for the calculation of the levy, including the measurement of fixed assets and the tax impact of adjustments made to operational income. For 2021, the amount includes tax expenses related to the release of accumulated profits of the Company and certain Israeli subsidiaries that were exempt from tax until their distribution as a dividend, following a temporary provision to Israel’s Encouragement Law, as well as the tax impact of adjustments made to operational income.

ICL Group Limited Q4 2022 Results 15

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

10-12/2022	10-12/2021	1-12/2022	1-12/2021
$ millions	$ millions	$ millions	$ millions

Net income	342	298	2,219	832
Financing expenses, net	41	38	113	122
Taxes on income	158	128	1,185	260
Less: Share in earnings of equity-accounted investees	(1)	(3)	(1)	(4)
Operating income	540	461	3,516	1,210
Depreciation and amortization	136	129	498	493
Adjustments (1)	22	(3)	(7)	(16)
Total adjusted EBITDA (2)	698	587	4,007	1,687

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated, see the disclaimer above.

Calculation of diluted adjusted earnings per share was made as follows:

10-12/2022	10-12/2021	1-12/2022	1-12/2021
$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	331	283	2,159	783
Adjustments (1)	22	(3)	(7)	(16)
Total tax adjustments	5	59	198	57
Adjusted net income - shareholders of the Company	358	339	2,350	824
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,291,299	1,288,963	1,289,947	1,287,051
Diluted adjusted earnings per share (in dollars) (2)	0.28	0.26	1.82	0.64

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated by dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q4 2022 Results 16

Consolidated Results Analysis

Results analysis for the period October – December 2022

Sales	Expenses	Operating income
$ millions

Q4 2021 figures	2,038	(1,577)	461
Total adjustments Q4 2021*	-	(3)	(3)
Adjusted Q4 2021 figures	2,038	(1,580)	458
Quantity	(261)	132	(129)
Price	393	-	393
Exchange rates	(79)	73	(6)
Raw materials	-	(106)	(106)
Energy	-	(15)	(15)
Transportation	-	(5)	(5)
Operating and other expenses	-	(28)	(28)
Adjusted Q4 2022 figures	2,091	(1,529)	562
Total adjustments Q4 2022*	-	(22)	(22)
Q4 2022 figures	2,091	(1,551)	540

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity - The negative impact on operating income was primarily due to lower sales volumes of potash, bromine and phosphorus-based flame retardant, elemental bromine, specialty minerals, specialty agriculture and FertilizerpluS products, as well as white phosphoric acid (WPA). These were partially offset by increased sales volumes of phosphate fertilizers and clear brine fluids.

-
Price - The positive impact on operating income was primarily related to an increase of $74 in the potash price (CIF) per tonne year-over-year, as well as higher selling prices of specialty agriculture and FertilizerpluS products, phosphate-based food additives, WPA, salts and bromine-based flame retardants. These were partially offset by a decrease in selling prices of phosphate fertilizers.

-
Exchange rates – The unfavorable impact on operating income was due to a negative impact on sales caused by the depreciation of the average exchange rate of the euro and the Chinese yuan against the US dollar. This was partially offset by the positive impact on operational costs due to depreciation of the average exchange rate of the euro, Chinese yuan, and the Israeli shekel against the US dollar.

-
Raw materials – The negative impact on operating income was due to higher costs of raw materials used in the production of industrial solutions products, as well as higher costs of commodity fertilizers, sulphur, caustic soda and potassium hydroxide (KOH).

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted from increased inland transportation costs.

ICL Group Limited Q4 2022 Results 17

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

The following table sets forth sales by geographical regions based on the location of the customers:

10-12/2022	10-12/2021
$ millions	% of Sales	$ millions	% of Sales

Europe	608	29	517	25
Asia	592	28	554	27
South America	396	19	509	25
North America	358	17	329	16
Rest of the world	137	7	129	7
Total	2,091	100	2,038	100

-
Europe – The increase primarily relates to higher selling prices and sales volumes of potash, FertilizerpluS products and bromine-based industrial solutions, as well as higher selling prices of white phosphoric acid (WPA), phosphate-based food additives, salts and bromine-based flame retardants. The increase was partially offset by lower sales volumes of bromine and phosphorous-based flame retardants, WPA, phosphate-based food additives and salts.

-
Asia – The increase primarily relates to higher selling prices of potash and bromine-based flame retardants, as well as higher sales volumes of phosphate fertilizers and clear brine fluids. The increase was partially offset by lower sales volumes of bromine-based flame retardants, bromine-based industrial solutions, potash and WPA, as well as lower sales volumes and selling prices of elemental bromine.

-
South America – The decrease primarily relates to lower selling prices and sales volumes of potash and phosphate fertilizers, as well as lower sales volumes of specialty agriculture and FertilizerpluS products, WPA and clear brine fluids. This was partially offset by higher selling prices of specialty agriculture products, phosphate-based food additives and WPA.

-
North America – The increase primarily relates to higher selling prices of phosphate-based food additives, WPA and salts. This increase was partially offset by lower sales volumes of phosphorous-based flame retardants, as well as lower selling prices and sales volumes of phosphate fertilizers.

-
Rest of the world – The increase in sales was primarily related to higher selling prices of potash, as well as higher sales volumes of phosphate fertilizers. This increase was partially offset by lower sales volumes of specialty agriculture products.

ICL Group Limited Q4 2022 Results 18

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; Pandemics may create disruptions, impacting our sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2022 (the “Annual Report”).

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the fourth quarter of 2022 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first, second and third quarter of 2022 published by the Company (the “prior quarterly report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

ICL Group Limited Q4 2022 Results 19

Appendix:

Condensed Consolidated Statements of Financial Position as of (Unaudited)

December 31, 2022	December 31, 2021
$ millions	$ millions

Current assets
Cash and cash equivalents	417	473
Short-term investments and deposits	91	91
Trade receivables	1,583	1,418
Inventories	2,134	1,570
Prepaid expenses and other receivables	323	357
Total current assets	4,548	3,909

Non-current assets
Deferred tax assets	150	147
Property, plant and equipment	5,969	5,754
Intangible assets	852	867
Other non-current assets	231	403
Total non-current assets	7,202	7,171

Total assets	11,750	11,080

Current liabilities
Short-term debt	512	577
Trade payables	1,006	1,064
Provisions	81	59
Other payables	1,007	912
Total current liabilities	2,606	2,612

Non-current liabilities
Long-term debt and debentures	2,312	2,436
Deferred tax liabilities	423	384
Long-term employee liabilities	402	564
Long-term provisions and accruals	234	278
Other	60	70
Total non-current liabilities	3,431	3,732

Total liabilities	6,037	6,344

Equity
Total shareholders’ equity	5,464	4,527
Non-controlling interests	249	209
Total equity	5,713	4,736

Total liabilities and equity	11,750	11,080

ICL Group Limited Q4 2022 Results 20

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
$ millions	$ millions	$ millions	$ millions

Sales	2,091	2,038	10,015	6,955
Cost of sales	1,158	1,181	4,983	4,344

Gross profit	933	857	5,032	2,611

Selling, transport and marketing expenses	281	304	1,181	1,067
General and administrative expenses	78	78	291	276
Research and development expenses	15	19	68	64
Other expenses	24	18	30	57
Other income	(5)	(23)	(54)	(63)

Operating income	540	461	3,516	1,210

Finance expenses	65	100	327	216
Finance income	(24)	(62)	(214)	(94)

Finance expenses, net	41	38	113	122

Share in earnings of equity-accounted investees	1	3	1	4

Income before taxes on income	500	426	3,404	1,092

Taxes on income	158	128	1,185	260

Net income	342	298	2,219	832

Net income attributable to the non-controlling interests	11	15	60	49

Net income attributable to the shareholders of the Company	331	283	2,159	783

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.26	0.21	1.68	0.61

Diluted earnings per share (in dollars)	0.25	0.21	1.67	0.60

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,289,100	1,284,722	1,287,304	1,282,807

Diluted (in thousands)	1,291,299	1,288,963	1,289,947	1,287,051

ICL Group Limited Q4 2022 Results 21

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	342	298	2,219	832
Adjustments for:
Depreciation and amortization	136	126	498	490
Fixed assets impairment (reversal of)	-	3	-	(6)
Exchange rate, interest and derivative, net	(4)	17	157	99
Tax expenses	158	128	1,185	260
Change in provisions	(8)	9	(83)	(4)
Other	4	(19)	(15)	(21)
	286	264	1,742	818

Change in inventories	(72)	(155)	(527)	(267)
Change in trade receivables	149	(218)	(215)	(426)
Change in trade payables	(100)	166	(42)	274
Change in other receivables	12	29	(46)	9
Change in other payables	48	81	107	107
Net change in operating assets and liabilities	37	(97)	(723)	(303)

Interest paid, net	(38)	(16)	(106)	(89)
Income taxes paid, net of refund	(160)	(105)	(1,107)	(193)

Net cash provided by operating activities	467	344	2,025	1,065

Cash flows from investing activities
Proceeds (payments) from deposits, net	1	148	(36)	355
Business combinations	-	2	(18)	(365)
Purchases of property, plant and equipment and intangible assets	(212)	(185)	(747)	(611)
Proceeds from divestiture of assets and businesses, net of transaction expenses	4	13	33	39
Other	-	-	14	3
Net cash used in investing activities	(207)	(22)	(754)	(579)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(314)	(107)	(1,166)	(276)
Receipt of long-term debt	311	113	1,045	1,230
Repayments of long-term debt	(383)	(207)	(1,181)	(1,120)
Receipts (repayments) of short-term debt, net	30	50	(21)	(58)
Receipts (payments) from transactions in derivatives	1	1	20	(17)
Other	-	(3)	-	(3)
Net cash used in financing activities	(355)	(153)	(1,303)	(244)

Net change in cash and cash equivalents	(95)	169	(32)	242
Cash and cash equivalents as of the beginning of the period	498	301	473	214
Net effect of currency translation on cash and cash equivalents	14	3	(24)	17
Cash and cash equivalents as of the end of the period	417	473	417	473

ICL Group Limited Q4 2022 Results 22

A. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2022

Sales to external parties	343	656	574	513	5	-	2,091
Inter-segment sales	6	57	53	14	1	(131)	-
Total sales	349	713	627	527	6	(131)	2,091

Segment operating income (loss)	95	340	116	32	(2)	(19)	562
Other expense not allocated to the segments							(22)
Operating income							540

Financing expenses, net							(41)
Share in earnings of equity-accounted investees							1
Income before income taxes							500

Depreciation and amortization	15	45	49	24	1	2	136

Capital expenditures	27	92	78	38	2	7	244

ICL Group Limited Q4 2022 Results 23

A. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2021

Sales to external parties	418	606	527	481	6	-	2,038
Inter-segment sales	4	41	44	11	1	(101)	-
Total sales	422	647	571	492	7	(101)	2,038

Segment operating income (loss)	111	244	87	42	(1)	(25)	458
Other income not allocated to the segments							3
Operating income							461

Financing expenses, net							(38)
Share in earnings of equity-accounted investees							3
Income before income taxes							426

Depreciation amortization and impairment	18	40	46	21	-	4	129

Capital expenditures	25	85	62	38	2	7	219

ICL Group Limited Q4 2022 Results 24

B. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

10-12/2022		10-12/2021
$ millions	% of sales	$ millions	% of sales

Brazil	359	17	477	23
USA	333	16	302	15
China	283	14	272	13
India	153	7	79	4
United Kingdom	108	5	84	4
Germany	94	4	82	4
Spain	80	4	68	3
Israel	76	4	83	4
France	66	3	65	3
Netherlands	44	2	29	1
All other	495	24	497	26
Total	2,091	100	2,038	100

ICL Group Limited Q4 2022 Results 25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: February 15, 2023